SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549


                          SCHEDULE 14D-9
               Solicitation/Recommendation Statement
                    Pursuant to Section 14(d)(4)
               of the Securities Exchange Act of 1934

               --------------------------------------


                             LXE Inc.
                   (Name of Subject Company)

              --------------------------------------

                             LXE Inc.
                (Name of Person Filing Statement)

             --------------------------------------

             Common Stock, Par Value $.01 Per Share
                (Title of Class of Securities)

             --------------------------------------

                          502465 10 7
            (CUSIP Number of Class of Securities)

            --------------------------------------

                      William F. Evans
               Chairman of Special Committee
             of Board of Directors of LXE Inc.
             c/o ProSource Distribution Service
                550 Biltmore Way, 10th Floor
                 Coral Gables, Florida 33134
                      (305) 529-2555
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of the Subject
Company)

                        With a copy to:
                     Charles E. Wilson, Esq.
                    Hicks, Maloof & Campbell,
                   A Professional Corporation
                  Suite 2200, Marquis Two Tower
                 285 Peachtree Center Avenue, N.E.
                   Atlanta, Georgia 30303-1234
                        (404) 588-1100


ITEM 1.   SECURITY AND SUBJECT COMPANY

     The name of the subject company is LXE Inc. ("LXE"). The address of LXE's principal executive offices is 303 Research Drive, Norcross, Georgia 30092. The class of equity securities to which this statement relates are the shares of common stock, par value $.01 per share, of LXE.

ITEM 2.   TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer by Electromagnetic Sciences, Inc. ("ELMG"), a corporation organized under the laws of the State of Georgia, to exchange shares of common stock, par value $.10 per share, of ELMG (the "ELMG Shares") for all outstanding shares of common stock, par value $.01 per share, of LXE (the "LXE Shares") not already owned by ELMG at an exchange ratio of .75 ELMG Shares for each LXE Share. The tender offer is upon the terms and subject to the conditions set forth in ELMG's Offering Circular/Prospectus dated November 27, 1996 (the "Exchange Offer"). The address of the principal executive offices of ELMG is 660 Engineering Drive, Norcross, Georgia 30092.

     ELMG has filed a Form S-4 Registration Statement with the Securities and Exchange Commission registering the ELMG Shares to be exchanged in the Exchange Offer. ELMG also filed a Schedule 14D-1 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 (the "Schedule 14D-1") with the Securities and Exchange Commission on November 27, 1996. According to the Exchange Offer, and as set forth in the Schedule 14D-1, ELMG is making the Exchange Offer for the purpose of acquiring at least ninety percent (90%) of the outstanding LXE Shares and then consummating a "short-form" merger under the laws of the State of Georgia. As set forth in the Exchange Offer -- The Exchange Offer -- Certain Conditions of the Exchange Offer, the Exchange Offer is subject to the condition, which cannot be waived, that a sufficient number of shares be tendered in the Exchange offer, and not withdrawn, as shall, upon acceptance thereof, increase ELMG's ownership of LXE Shares to at least ninety percent (90%) of the LXE Shares then outstanding. Once ELMG acquires at least ninety percent (90%) of the LXE Shares, ELMG may effect the short-form merger under the laws of the State of Georgia without any action whatsoever by the Board of Directors of LXE (the "LXE Board") or the affirmative vote of any other LXE shareholder. As set forth in the Exchange Offer and the Schedule 14D-1, ELMG has indicated that LXE will be merged with a newly created subsidiary of ELMG and will become a wholly-owned subsidiary of ELMG (the "Merger"). As set forth in the Exchange Offer -- Lack of Dissenters' Rights of LXE and ELMG Shareholders, ELMG has indicated that holders of LXE Shares would not be entitled to dissenters' rights under Georgia law in connection with the Exchange Offer or Merger and that ELMG does not intend to accord dissenters' rights to holders of LXE Shares. ELMG has also indicated that the remaining LXE Shares held by minority LXE shareholders would be exchanged for ELMG Shares in the Merger at the same ratio as in the Exchange Offer.

     As set forth in the Exchange Offer -- The Exchange Offer -- Certain Conditions of the Exchange Offer, the Exchange Offer is also subject to the condition, which cannot be waived, that the issuance of ELMG Shares, to be exchanged for LXE Shares, must be approved by ELMG shareholders.

ITEM 3.   IDENTITY AND BACKGROUND

     (a) The name and business address of LXE, which is the subject company and the person filing this statement, are set forth in Item 1 above.

     (b) The information set forth in the Exchange Offer -- Certain Relationships and Related Transactions and in Items 3, 6, and 7 of the Schedule 14D-1 of ELMG is incorporated herein by reference. Except as set forth below and in the material incorporated herein by reference, to the knowledge of LXE, there are no material contracts, agreements, arrangements or understandings, or actual or potential conflicts of interest, between LXE and its affiliates and either (1) LXE's executive officers, directors, or affiliates or (2) ELMG or its executive officers, directors, or affiliates.

          (1) ELMG's Ownership of LXE and Interlocking Boards of Directors. As of October 11, 1996, ELMG owned approximately 4,543,074 LXE Shares, or approximately 81.5% of the 5,574,518 outstanding LXE Shares. Because of its majority ownership, ELMG is in the position to elect all of the members of the LXE Board. As set forth in the Exchange Offer -- Summary -- The Exchange Offer, ELMG has indicated that if the Merger is consummated, it is unlikely that the LXE Board would continue to include persons who are not employed or otherwise affiliated with ELMG.

     Several executive officers and directors of LXE are presently executive officers or directors of ELMG. Thomas E. Sharon, the Chairman of the Board and Chief Executive Officer of LXE, is the President and Chief Executive Officer of ELMG. John E. Pippin, a member of the LXE Board, is the Chairman of the Board of Directors of ELMG ("the ELMG Board"). Don T. Scartz, the Chief Financial Officer and Treasurer of LXE, is the Senior Vice President and Chief Financial Officer, Treasurer and a member of the ELMG Board. William S. Jacobs, the Secretary and General Counsel of LXE, is Vice President, Secretary and General Counsel of ELMG. John B. Mowell is a member of both the LXE Board and the ELMG Board.

     In response to the actual or potential conflict of interest between LXE and several of its executive officers and directors, the LXE Board, on August 1, 1996, established a special committee of presently independent directors (the "LXE Special Committee") for the purpose of being in a position to respond to any proposed transaction with respect to ELMG. The LXE Special Committee consists of the following members of the LXE Board: William F. Evans; W. Frank Blount; and Francis X. Stankard. Although William
F. Evans was formerly employed as a Senior Vice President of ELMG and formerly served on the Board of Directors of ELMG, Mr. Evans is not presently an officer or director of ELMG. After ELMG issued a press release announcing the proposed Exchange Offer, the LXE Board, on October 24, 1996, delegated to the LXE Special Committee the authority to respond to the Exchange Offer, to discharge the LXE Board's responsibilities and obligations under the rules of the Securities and Exchange Commission arising from the Exchange Offer, and to determine and communicate the LXE Board's position with respect to the Exchange Offer.

          (2) Stock Ownership and Stock Options of LXE Board of Directors. Certain executive officers and directors of LXE, including certain members of the LXE Special Committee, currently own LXE Shares and/or ELMG Shares. In addition, certain executive officers and directors of LXE, including the members of the LXE Special Committee, have options to acquire LXE Shares ("LXE Options") and in certain cases options to acquire ELMG Shares ("ELMG Options"). As set forth in the Exchange Offer -- The Exchange Offer -- Conversion of LXE Options, ELMG has indicated that all LXE Options will be converted into options to acquire .75 ELMG Shares for each LXE Share under option.

     The table below sets forth certain information, as of November 27, 1996 regarding the ownership of LXE Shares and LXE Options by each of LXE's directors and named executive officers.

                                                   Approximate
Name                LXE Shares     LXE Options   Percent of Class
-----               ----------     -----------   ----------------
W. Frank Blount         ---          10,000             .2
William F. Evans      1,000          10,000             .2
Francis X. Stankard     ---          10,000             .2
John J. Farrell         ---          20,000             .3
John B. Mowell        5,000          15,900             .4
John E. Pippin       18,810          95,400            2.0
Thomas E. Sharon      7,326          40,893             .8
William J. Roeder       ---          43,225             .8


     The table below sets forth certain information, as of November 27, 1996, regarding the ownership of ELMG Shares and ELMG Options by each of LXE's directors and named executive officers.


                                                  Approximate
Name                ELMG Shares  ELMG Options   Percent of Class
------              -----------  ------------   ----------------
W. Frank Blount         ---          ---               ---
William F. Evans       2,266         782                .04
Francis X. Stankard     ---          ---               ---
John J. Farrell         ---       26,000                .3
John B. Mowell        20,002      10,782                .4
John E. Pippin       151,253      58,847               2.6
Thomas E. Sharon      42,313     109,916               1.9
William J. Roeder        322       4,700                .06


          (3) Employee Benefit Plans. As set forth in more detail in the Exchange Offer -- Certain Relationships and Related Transactions, which is incorporated herein by reference, LXE personnel participate in several employee benefit plans maintained by ELMG. First, LXE personnel participate in a defined-contribution retirement plan maintained by ELMG and under which annual contributions are determined from year to year by the ELMG Board. LXE personnel also participate in group health plans maintained by ELMG. LXE personnel are also eligible to participate in the stock purchase and 401(k) savings plans maintained by ELMG.

          (4) Payment of Expenses. ELMG has agreed to pay, or reimburse LXE for, the expenses the LXE Special Committee incurs in responding to the Exchange Offer, including fees for independent investment bankers and legal counsel retained by the LXE Special Committee and expenses for printing and distribution of the Schedule 14D-9.


ITEM 4.   THE SOLICITATION AND RECOMMENDATION

     (a)  Position of the Board of Directors

     At a meeting of the LXE Special Committee held on December 2, 1996, the LXE Special Committee carefully considered the Exchange Offer. The LXE Special Committee, acting with full authority on behalf of the LXE Board, has unanimously decided to recommend that the shareholders of LXE accept the Exchange Offer and tender their LXE Shares to ELMG pursuant to the Exchange Offer.

     (b)  Background and Reasons for the Position

          (1) Background. As indicated in Item 3(b) above, the LXE Board, on October 24, 1996, delegated to the LXE Special Committee full authority to determine LXE's response to the Exchange Offer and to prepare this Schedule 14D-9. On October 18, 1996, a meeting of the LXE Special Committee was held telephonically to discuss the proposed exchange offer announced by ELMG on October 3, 1996. Also participating in this telephonic meeting were William S. Jacobs, Secretary and General Counsel of both ELMG and LXE, and Charles E. Wilson of Hicks, Maloof & Campbell, legal counsel for the LXE Special Committee. At this meeting, Mr. Jacobs outlined the proposed exchange offer and the tentative timetable for the transaction as anticipated by ELMG. After Mr. Jacobs excused himself from the meeting, the LXE Special Committee reviewed and discussed the Exchange Offer and discussed the possibility of retaining an independent financial advisor to assist the LXE Special Committee in reviewing the Exchange Offer.

     On November 12, 1996, the LXE Special Committee, and its independent legal counsel, met with certain officers of ELMG, specifically Thomas E. Sharon, Don T. Scartz, and William S. Jacobs, for a presentation by ELMG of the information relied upon by ELMG in setting the proposed exchange ratio in the Exchange Offer. This meeting was also attended by financial advisors from The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") at the request of the LXE Special Committee. At this time, the representatives of ELMG informed the LXE Special Committee that ELMG had retained the firm of Oppenheimer & Co., Inc. ("Oppenheimer") to provide financial advice in connection with the Exchange Offer but that Oppenheimer had not been asked to render a fairness opinion to the ELMG Board. The representatives of ELMG further informed the LXE Special Committee that ELMG anticipated that it needed approximately an additional 470,000 LXE Shares to acquire a ninety percent (90%) interest in LXE and to effect the Merger. Finally, the representatives of ELMG informed the LXE Special Committee that Kopp Investment Advisors, Inc., which beneficially owned 310,000 LXE Shares, or approximately 5.4% of all outstanding LXE Shares, at that time, had indicated its current intent to tender its LXE Shares in the Exchange Offer.

     On November 13, 1996, the LXE Special Committee met with representatives of Robinson-Humphrey to discuss proposals for reviewing the Exchange Offer. At that time, the LXE Special
Committee engaged Robinson-Humphrey to render independent assistance to the LXE Special Committee in connection with the Exchange Offer. Robinson-Humphrey has not been requested to render, and has not rendered, an opinion as to the fairness of the Exchange Offer, from a financial point of view or otherwise, to either ELMG shareholders or LXE shareholders, and Robinson-Humphrey makes no recommendation as to whether LXE shareholders should tender their LXE Shares to ELMG pursuant to the Exchange
Offer.

     On December 2, 1996, the LXE Special Committee met again with representatives of Robinson-Humphrey to review the information prepared by Robinson-Humphrey in connection with the Exchange Offer. The assistance provided by Robinson-Humphrey as to various financial considerations included, but was not limited to (a) a review of the industry and the competitive climate in which LXE operates, and its competitive position therein, (b) a review of the business, historical financial performance and prospects of LXE and ELMG, (c) a review of the historical and current market prices and trading patterns of the LXE Shares and ELMG Shares, (d) the offer price for the shares in relation to the market prices of securities of, and financial data of, other companies engaged in similar businesses as LXE, (e) a review and analysis of prices and premiums paid in, and other terms of, other comparable recent acquisition transactions, and (f) a discounted cash flow analysis of LXE. The following is not a complete description of the analyses performed by Robinson-Humphrey and furnished to the LXE Special Committee. Rather, it is intended to describe generally the analytical approaches utilized by Robinson-Humphrey, and to provide additional information concerning those approaches that were believed by Robinson-Humphrey to be most relevant to the LXE Special
Committee.

     Analysis of LXE

     Valuation Summary of Selected Comparable Publicly-Traded Companies. Robinson-Humphrey reviewed and compared certain financial, operating and stock market information of LXE and related publicly traded companies in the mobile systems and automatic identification industries. Selected companies analyzed included Eltron International, Inc., Metrologic Instruments, Inc., Norand Corporation, Percon, Inc., PSC, Inc., Symbol Technologies, Inc., Teklogix International, Inc., Telxon Corporation, Trident International, Inc., Western Atlas, Inc. and Zebra Technologies Corporation (the "LXE Comparable Companies"). Robinson-Humphrey examined and compared various valuation methods and calculated various financial multiples. The multiples of LXE were calculated using ELMG's effective offer price of $16.03 on December 2, 1996, which was ELMG's closing price on that day of $21.38 times the exchange ratio of .75. The multiples for LXE were based on historical and projected operating data provided by LXE's management, and the multiples for each of the LXE Comparable Companies were based on the most recently publicly available information, together with corresponding projected operating data provided by independent research analysts. The multiples were as follows: (i) For LXE, Calendar 1996 and 1997 estimates for the price to earnings ratio (which ratio was based on calendarized analysts estimates) of 66.8x and 24.7x, respectively, compared to averages for the LXE Comparable Companies of 23.2x and 16.8x, respectively; and (ii) LTM (last twelve months) Firm Value to Sales of 1.6x for LXE, compared to the average for the LXE Comparable Companies of 1.5x.

     Comparable Merger and Acquisition Transaction Analysis. Robinson-Humphrey reviewed and compared the consideration paid in selected mergers and acquisitions transactions in the mobile systems, automatic identification and other related industries since 1993 (the "Selected Mergers and Acquisitions") with the Exchange Offer in relation to certain financial data for LXE. Robinson-Humphrey also presented a summary of historical acquisition activity over a five year period without regard to industry group (the "Overall Historical Acquisition Activity Analysis"), segmented by purchase price dollar value, method of payment, sellers' stock price and sellers' price to earnings ratio. Such review indicated that for these Selected Mergers and Acquisitions, aggregate consideration as a multiple of LTM earnings averaged 41.6x, enterprise value (the sum of the face value of a company's debt plus the market value of its equity securities less cash and cash equivalents) as a multiple of LTM Sales averaged 2.4x, enterprise value as a multiple of LTM EBIT averaged 16.7x and enterprise value as a multiple of LTM EBITDA averaged 15.1x. Corresponding comparable consideration multiples for LXE were 267.5x LTM earnings, 1.41x LTM Sales, 267.5x LTM EBIT and 91.5x LTM EBITDA. The Overall Historical Acquisition Activity Analysis indicated that acquisition premiums varied, but generally ranged between 20% and 40%, comparable to a corresponding premium of 49% for the Exchange Offer.

     Discounted Cash Flow Analysis. Robinson-Humphrey performed a discounted cash flow analysis using financial projections prepared with the assistance of LXE's management. Using the discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future cash flows set forth in these projections. Robinson-Humphrey calculated a net present value of free cash flows (defined as earnings before interest after taxes plus depreciation and amortization less capital expenditures and any increase in net working capital) for the years 1997 through 2001 using discount rates ranging from 12% to 20%. Robinson-Humphrey calculated LXE's terminal values in the year 2001 based on multiples ranging from 14x to 17x year 2001 projected EBIT, as well as LXE's terminal values in the year 2001 based on multiples ranging from 10x to 13x year 2001 projected EBITDA. The discounted cash flow analysis yielded a range of derived equity values for LXE of between approximately $50 million and $90 million with an average derived equity value of approximately $67 million. The Exchange Offer yields a corresponding equity value of $89.4 million.

     Minority Interest Buy Out Valuation Analysis. Robinson-Humphrey prepared an analysis of the premiums paid in 35 pending and completed minority buy-out transactions occurring since
January of 1992. Robinson-Humphrey considered, among other factors, the structure (tender offer or merger) the consideration (cash or stock) and the percentage of the target's shares held by the acquirer at the time of announcement. This analysis revealed that the average premiums paid in these transactions, as a percentage of the acquired target corporations' stock price one day, one week and four weeks prior to the announcement of these transactions ranged from 22.5% to 30.7%, compared to a corresponding premium of 49% for the Exchange Offer.

     Analysis of ELMG

     Valuation Summary of Selected Publicly Traded Companies. Robinson-Humphrey reviewed and compared certain financial, operating and stock market information of ELMG and related publicly traded companies in the components, subsystems, systems and wireless material handling industries. Selected companies analyzed included RF Monolithics, Inc., Stanford Telecommunications, Inc., Vari-L Company, Inc., California Amplifier, Inc., Celeritek, Inc., Watkins-Johnson Company, Allen Group Inc., P-COM, Inc., STM Wireless, Inc., Norand Corporation, Symbol Technologies, Inc., and Teklogix International, Inc. (the "ELMG Comparable Companies"). Robinson-Humphrey examined and compared various valuation methods and calculated various financial multiples. The multiples for ELMG were based on historical and projected operating data provided by ELMG's management, and the multiples for each of the ELMG Comparable Companies were based on the most recently publicly available information, together with corresponding projected operating data provided by independent research analysts. The multiples were as follows: (i) For ELMG, Calendar 1996 and 1997 estimates for the price to earnings ratio (which was based on calendarized analysts estimates) of 32.4x and 21.8x, respectively, compared to averages for the ELMG Comparable Companies of 23.2x and 18.4x, respectively; and (ii) LTM Sales of 1.2x for ELMG, compared to the average for the ELMG Comparable Companies of 1.3x. The analysis of the ratios of price per share to projected 1996 and 1997 EPS was believed by Robinson-Humphrey to be the more important and widely accepted indicator of value.

     Discounted Cash Flow Analysis. Robinson-Humphrey performed a discounted cash flow analysis using financial projections prepared with the assistance of ELMG's management. Using the discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future cash flows set forth in these projections. Robinson-Humphrey calculated a net present value of free cash flows (defined as earnings before interest after taxes plus depreciation and amortization less capital expenditures and any increase in net working capital) for the years 1997 through 2001 using discount rates ranging from 12% to 20%. Robinson-Humphrey calculated ELMG's terminal values in the year 2001 based on multiples ranging from 13x to 16x year 2001 projected EBIT, as well as ELMG's terminal values in the year 2001 based on multiples ranging from 8x to 11x year 2001 projected EBITDA.

     Recommendation

      On December 2, 1996, following the presentation by Robinson-Humphrey, the LXE Special Committee discussed the Exchange Offer and unanimously decided to recommend that the shareholders of LXE accept the Exchange Offer and tender their LXE Shares to ELMG in accordance with the Exchange Offer.

          (2) Reasons for Position. In deciding to recommend acceptance of the Exchange Offer, the LXE Special Committee considered a variety of factors and determined that the Exchange
Offer is in the best interests of LXE and the shareholders of LXE. The LXE Special Committee did not find it practicable to, nor did it, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. Among the factors considered by the LXE Special Committee were the limited liquidity of LXE Shares and the limited number of market makers for LXE Shares. LXE Shares are currently listed on the NASDAQ exchange, which requires at least two market makers, and the limited number of market makers for LXE Shares endangers the listing status of such shares. The LXE Special Committee also believes that the limited liquidity of LXE Shares and the limited number of market makers is unlikely to change as long as ELMG maintains a substantial majority interest in LXE. The LXE
Special Committee's recommendation is also based on the competitive challenges faced by LXE and the LXE Special
Committee's view that LXE needs to obtain greater resources, including financial, technical, production, and marketing resources, to effectively compete in the market. In addition, the LXE Special Committee's recommendation is based on the fact that shareholders of LXE may, indirectly, continue to participate in LXE's financial performance through their ownership of ELMG
Shares by tendering their LXE Shares in accordance with the Exchange Offer. Moreover, as indicated above, LXE shareholders may continue to participate in the growth of LXE without the risks of limited liquidity and limited market makers and the competitive pressures on LXE as a separate entity. Finally, the LXE Special Commission's recommendation is based on the independent review of the Exchange Offer performed by Robinson-Humphrey and the fact that the effective price of $16.03 (ELMG's closing price on December 2, 1996 of $21.38 times the exchange ratio of .75) represented a premium of 49% over the closing price for the shares on the NASDAQ Stock Market on October 2, 1996, the day before ELMG disclosed publicly the proposed Exchange Offer.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither LXE nor any person acting on its behalf has retained, employed or compensated any person to make solicitations or recommendations to LXE shareholders with respect to the Exchange Offer. However, the LXE Special Committee has retained the independent firm of Robinson-Humphrey to act as its exclusive financial advisor with respect to the Exchange Offer. The firm of Robinson-Humphrey has not been retained to issue a fairness opinion with respect to the Exchange Offer but, rather, has been retained for the purpose of assisting the LXE Special Committee in understanding and evaluating the Exchange Offer.
The LXE Special Committee has agreed to pay Robinson-Humphrey a fee of $100,000.00, of which $50,000.00 has already been paid, for its services to the LXE Special Committee. The LXE Special Committee has also retained the independent law firm of Hicks, Maloof & Campbell, A Professional Corporation, to provide legal assistance and advice in connection with the Exchange Offer. For its services, Hicks, Maloof & Campbell will be paid a reasonable and customary fee. As mentioned in Item 3(b) above, ELMG has agreed to pay LXE's expenses in retaining independent investment bankers and legal counsel for the LXE Special Committee.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     There have been no transactions in LXE Shares which were effected during the past sixty (60) days by LXE or, to the best of LXE's knowledge, any of its executive officers, directors, affiliates, or subsidiaries.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) LXE is not engaged in any negotiations in response to the Exchange Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving LXE or any subsidiary of LXE; (2) a purchase, sale or transfer of a material amount of assets by LXE or any subsidiary of LXE; (3) a tender offer for or other acquisition of securities by or of LXE; or (4) any material change in the present capitalization or dividend policy of LXE. As set forth in Item 4(b) above, the LXE Special Committee did meet telephonically with William S. Jacobs on October 18, 1996, at which time Mr. Jacobs reviewed the proposed Exchange Offer. The LXE Special Committee also met with officers of ELMG on November 12, 1996, at which time ELMG made a presentation of the information relied upon by ELMG in setting the proposed exchange ratio in the Exchange Offer.

     As set forth in Item 2 above and in the Schedule 14D-1, the Exchange Offer is subject to the condition, which cannot be waived, that ELMG obtain at least ninety percent (90%) of the LXE Shares so it may exercise its right to cause a short-form merger between ELMG and LXE under the laws of the State of Georgia. Under Georgia law, such merger would not require any action whatsoever by the LXE Board or any affirmative action by any other LXE shareholder.

     (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Exchange Offer, other than those described in Item 3(b) above, which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4) above.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1. Offering Circular/Prospectus of Electromagnetic Sciences, Inc., dated November 27, 1996 (previously filed with the Commission on November 27, 1996 as Exhibit (a-1) to the Schedule 14D-1 Tender Offer Statement of Electromagnetic Sciences, Inc., and incorporated herein by reference)./*/

     Exhibit 2.     Schedule 14D-1 Tender Offer Statement of
Electromagnetic Sciences (previously filed with the Commission on November 27, 1996 and incorporated herein by reference)./*/

     Exhibit 3.     LXE Inc. 1989 Stock Incentive Plan Stock
Option Agreement, dated July 26, 1991, between LXE Inc. and W.
Frank Blount./*/

     Exhibit 4.     LXE Inc. 1989 Stock Incentive Plan Stock
Option Agreement, dated July 26, 1991, between LXE Inc. and
Francis X. Stankard./*/

     Exhibit 5.     LXE Inc. 1989 Stock Incentive Plan Stock
Option Agreement, dated April 24, 1992, between LXE Inc. and
William F. Evans./*/

     Exhibit 6.     Electromagnetic Sciences, Inc. 1986
Directors' Stock Option Agreement, dated April 26, 1991, between
Electromagnetic Sciences, Inc. and William F. Evans./*/

-----------
/*/ Not included in copies mailed to shareholders.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  December 10, 1996                LXE Inc.
            -----------------


                                      By: /s/ William F. Evans
                                         ----------------------
                                         William F. Evans
                                         Chairman of the Special
                                         Committee of the Board
                                         of Directors of LXE Inc.





                                                       EXHIBIT 3

7/26/91 - - New Directors

                             LXE Inc.
                    1989 Stock Incentive Plan
                      Stock Option Agreement

     THIS STOCK OPTION AGREEMENT, entered into as of the 26th day of July, 1991 (the "Date of Grant"), by and between LXE Inc., a
Georgia corporation (hereinafter referred to as the "Corporation"), and W. Frank Blount (hereinafter referred to as the "Director").

                        W I T N E S S E T H
                        - - - - - - - - - -

     WHEREAS, the Board of Directors (the "Board") of the Corporation has adopted a stock incentive plan for directors, officers and employees of the Corporation or its subsidiary corporations, which Plan, as amended, is known as the "LXE Inc. 1989 Stock Incentive Plan" (hereinafter referred to as the "Plan");

     WHEREAS, on the Date of Grant the Director has been elected to serve as a member of the Board, to whom the Corporation's success is closely tied, and has agreed to so serve; and

     WHEREAS, the Plan provides for the automatic grant, to each new director who is not an employee of the Company or of any parent or subsidiary of the Company, of a stock option to purchase shares of the Corporation's common stock as hereinafter set forth, and the Corporation and the Director desire to enter into a written agreement with respect to such option in accordance with the Plan.

     NOW THEREFORE, as an incentive and to encourage stock ownership, and in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

     1. Incorporation of Plan. This option is granted pursuant to the provisions of the Plan and the terms and definitions of the Plan, as it may be amended from time to time, are incorporated herein by reference in this Stock Option Agreement and made a part hereof. A copy of the Plan has been delivered to, and receipt is hereby acknowledged by, the Director.

     2. Grant of Option. Subject to the terms, restrictions, limitations and conditions stated herein, the Corporation hereby evidences its grant to the Director of the right and option (hereinafter referred to as the "Option") to purchase all or any part of an aggregate of Ten Thousand (10,000) shares of the Corporation's $.01 par value common stock (the "Common Stock") beginning as follows:

          First Date               Number of
          Exercisable              Shares
          -----------              ---------

          January 26, 1992          3,333
          January 26, 1993          3,333
          January 26, 1994          3,334

This option shall expire and is not exercisable after 5:00 p.m., Atlanta time, on July 26, 1997 (the "Expiration Date"). This option is not an incentive stock option as defined and contemplated in Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

     Notwithstanding the beginning date or dates for exercise set forth in the preceding paragraph of this Section, but subject to the provisions of such paragraph with respect to expiration of this Option, this Option may be exercised as to all or any portion of the full number of shares subject thereto if the Corporation is registered under the Securities Exchange Act of 1934, as amended (the "Act"), and either (a) a tender offer of exchange offer has been made for shares of the Common Stock, other than one made by the Corporation or Electromagnetic Sciences, Inc. ("EMS"), provided that the corporation, person or other entity making such offer purchases or otherwise acquires shares of Common Stock pursuant to such offer, or (b) any person or group (as such terms are defined in Section 13(d)(3) of the Act), other than EMS, becomes the holder of 50% or more of the outstanding shares of Common Stock. If either of the events specified in this paragraph have occurred, this Option shall be fully exercisable: (x) in the event of (a) above, during the period commencing on the date the tender offer or exchange offer is commenced and ending on the date such offer expires and is not extended; or (y) in the event of (b) above, during the 30-day period commencing on the date upon which the Corporation is provided a copy of a Schedule 13D or amendment thereto filed pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder, indicating that any person or group has become the holder of 50% or more of the outstanding shares of Common Stock. In the case of (a) above, if the corporation, person or other entity making the offer does not purchase or otherwise acquire shares of Common Stock pursuant to such offer, then the Director's right under this paragraph to exercise this Option shall terminate, the Director and the Corporation shall rescind any exercise of this Option pursuant to this paragraph, and this Option shall be reinstated as if such exercise had not occurred.

     3. Purchase Price. The price per share to be paid by the Director for the shares subject to this Option shall be Thirteen and 75/100 Dollars ($13.75).

     4. Exercise Terms. Beginning on the dates specified above, and prior to the expiration of this Option as provided in
Section 2 hereof, the Director may exercise this Option as to all such number of shares, or as to any part thereof, at any time and from time to time during the remaining term of this Option; provided that the Director must exercise this Option for at least the lesser of 100 shares or the unexercised portion of this Option. In the event this Option is not exercised with respect to all or any part of the shares subject to this Option prior to its expiration, the shares with respect to which this Option was not exercised shall no longer be subject to this Option.

     5. Option Non-Transferable. This Option and all rights hereunder are neither assignable nor transferable by the Director otherwise than by will or under the laws of descent and distribution, and during the Director's lifetime this Option is exercisable only by him (or by his guardian or legal representative, should one be appointed). More particularly (but without limiting the generality of the foregoing), this Option may not be assigned, transferred (except as aforesaid), pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of this Option contrary to the provisions hereof shall be null and void and without legal effect.

     6. Notice of Exercise of Option. This Option may be exercised by the Director, or by his administrator, executor, personal representative or qualified transferee, by a written notice (in substantially the form of the "Notice of Exercise" attached hereto as Exhibit A) signed by the Director, or by such administrator, executor, personal representative or qualified transferee, and delivered to the Corporation at its principal office in Norcross, Georgia, to the attention of the Chief Executive Officer, Treasurer, or such other officer as the Corporation may designate. Any such notice shall (a) specify the number of shares of Common Stock which the Director or such administrator, executor, personal representative or qualified transferee, as the case may be, then elects to purchase hereunder, and (b) and accompanied by (i) a certified or cashier's check payable to the Corporation, or personal check acceptable to the Corporation, in payment of the total price applicable to such shares as provided herein, or (ii) (subject to any restrictions referred to in Exhibit A) shares of the Common Stock, owned by him or her and duly endorsed or accompanied by stock transfer powers, having a Fair Market Value equal to the total purchase price applicable to such shares purchased hereunder, or (iii) such a check, and the number of such shares whose Fair Market Value when added to the amount of the check equals the total purchase price applicable to such shares purchased hereunder. Such notice shall also be accompanied by such a check or shares of Common Stock in payment of applicable withholding and employment taxes, or the person exercising this Option shall authorize the withholding of shares of Common Stock otherwise issuable under this Option in payment of such taxes, all as set forth on Exhibit A and subject to any restrictions referred to therein. Upon receipt of any such notice and accompanying payments, and subject to the terms hereof, the Corporation agrees to cause to be issued to the Director or to his administrator, executor, personal representative or qualified transferee, as the case may be, stock certificates for the number of shares specified in such notice registered in the name of the person exercising this Option.

     7. Adjustment in Option. If prior to the complete exercise of this Option, there shall be a change in the outstanding Common Stock by reason of one or more stock splits, stock dividends, combinations or exchanges of shares, recapitalizations or similar capital adjustments, the number, kind and option price of the shares remaining subject to this Option shall be equitably adjusted in accordance with the terms of the Plan, so that the proportionate interest in the Corporation represented by the shares then subject to the Option shall be the same as before the occurrence of such events.

     8. Termination as a Director. If the Director for any reason ceases to be a member of the Board of Directors of the Corporation (such event being hereinafter referred to as a "Termination"), then:

     (a) To the extent this Option shall have become exercisable on or prior to the date of Termination, it shall remain exercisable until the Expiration Date; and

     (b) Any portion of this Option that had not become exercisable on or prior to the date of Termination shall immediately terminate and shall not thereafter become exercisable.

     This Option does not confer upon the Director any right with respect to continuance as a member of the Board of Directors of the Corporation.

     9. Binding Agreement. This Agreement shall be binding upon the parties hereto and their representatives, successors and assigns.

     IN WITNESS WHEREOF, the Corporation has caused this Stock Option Agreement to be executed on behalf of the Corporation and the Corporation's seal to be affixed hereto and attested by the Secretary of the Corporation, and the Director has executed this Agreement under his seal, all as of the day and year first above written.

                             LXE INC.

[CORPORATE SEAL]

ATTEST:                      BY:        /s/
                                -----------------------------
                                Chief Executive Officer

         /s/
------------------------        DIRECTOR:
Secretary
                                       /s/
                                -------------------------(SEAL)
                                W. Frank Blount





                                                        EXHIBIT A

                        LXE INC.
                1989 STOCK INCENTIVE PLAN

                   NOTICE OF EXERCISE
                    OF STOCK OPTION

     The undersigned hereby notifies LXE Inc. (the "Corporation") of his election to exercise his option to purchase [BLANK] shares of the Corporation's common stock, $.01 par value (the Common Stock"), pursuant to that Stock Option Agreement (the "Agreement") between the undersigned and the Corporation dated July 26, 1991. Accompanying this Notice is (1) a certified or a cashier's check (or other check acceptable to the Corporation) in the amount of $[BLANK] payable to the corporation, and/or (2) (subject to such restrictions as may be determined to be necessary or appropriate to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations) [BLANK] shares of the common Stock presently owned by the undersigned and duly endorsed or accompanied by stock transfer powers, having an aggregate Fair Market Value (as defined in the LXE Inc. 1989 Stock Incentive Plan) on the date hereof of $[BLANK], such amount being equal, in the aggregate, to the purchase price per share set forth in Section 3 of the Agreement multiplied by the number of shares being hereby purchased (in each instance subject to appropriate adjustment pursuant to Section 7 of the Agreement).

     Also accompanying this Notice is my check in the amount of $[BLANK], in payment of federal and state income withholding and employment taxes applicable to this exercise. The amount of such payment is based on advice received from appropriate officials of the Corporation responsible for the administration of its payroll and employment tax obligations. Alternatively, or in addition, and subject to such restrictions as may be determined to be necessary or appropriate to comply with Rule 16b-3 under the Securities Exchange Act of 1934, or to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations, in full or partial payment of such taxes:

     (1) I deliver herewith an additional [BLANK] shares of the Common Stock presently owned by me, having an aggregate Fair
     Market Value on the date hereof of $[BLANK]; and/or

     (2) I hereby authorize the Corporation to withhold, from the shares of Common Stock otherwise issuable to me pursuant to this exercise, [BLANK] such shares having an aggregate
     Fair Market Value on the date hereof of $[BLANK].

The sum of (i) any such check plus (ii) the Fair Market Value on the date hereof of any shares of Common Stock specified in the foregoing clauses (1) and (2) is not less than the amount of federal and state withholding and employment taxes applicable to this exercise, and is not greater than the total of all federal and state income and employment taxes to be owed by me as a result of such exercise.

     IN WITNESS WHEREOF, the undersigned has set his hand and seal, this [BLANK] date of [BLANK], 199[BLANK].

                    DIRECTOR OR HIS ADMINISTRATOR, EXECUTOR, OR
                    PERSONAL REPRESENTATIVE



                    -------------------------------------------



                                                          EXHIBIT 4
7/26/91 - - New Directors

                             LXE Inc.
                    1989 Stock Incentive Plan
                      Stock Option Agreement

     THIS STOCK OPTION AGREEMENT, entered into as of the 26th day of July, 1991 (the "Date of Grant"), by and between LXE Inc., a
Georgia corporation (hereinafter referred to as the "Corporation"), and Francis X. Stankard (hereinafter referred to as the "Director").

                        W I T N E S S E T H
                        - - - - - - - - - -

     WHEREAS, the Board of Directors (the "Board") of the Corporation has adopted a stock incentive plan for directors, officers and employees of the Corporation or its subsidiary corporations, which Plan, as amended, is known as the "LXE Inc. 1989 Stock Incentive Plan" (hereinafter referred to as the "Plan");

     WHEREAS, on the Date of Grant the Director has been elected to serve as a member of the Board, to whom the Corporation's success is closely tied, and has agreed to so serve; and

     WHEREAS, the Plan provides for the automatic grant, to each new director who is not an employee of the Company or of any parent or subsidiary of the Company, of a stock option to purchase shares of the Corporation's common stock as hereinafter set forth, and the Corporation and the Director desire to enter into a written agreement with respect to such option in accordance with the Plan.

     NOW THEREFORE, as an incentive and to encourage stock ownership, and in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

     1. Incorporation of Plan. This option is granted pursuant to the provisions of the Plan and the terms and definitions of the Plan, as it may be amended from time to time, are incorporated herein by reference in this Stock Option Agreement and made a part hereof. A copy of the Plan has been delivered to, and receipt is hereby acknowledged by, the Director.

     2. Grant of Option. Subject to the terms, restrictions, limitations and conditions stated herein, the Corporation hereby evidences its grant to the Director of the right and option (hereinafter referred to as the "Option") to purchase all or any part of an aggregate of Ten Thousand (10,000) shares of the Corporation's $.01 par value common stock (the "Common Stock") beginning as follows:

          First Date               Number of
          Exercisable              Shares
          -----------              ---------

          January 26, 1992          3,333
          January 26, 1993          3,333
          January 26, 1994          3,334

This option shall expire and is not exercisable after 5:00 p.m., Atlanta time, on July 26, 1997 (the "Expiration Date"). This option is not an incentive stock option as defined and contemplated in Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

     Notwithstanding the beginning date or dates for exercise set forth in the preceding paragraph of this Section, but subject to the provisions of such paragraph with respect to expiration of this Option, this Option may be exercised as to all or any portion of the full number of shares subject thereto if the Corporation is registered under the Securities Exchange Act of 1934, as amended (the "Act"), and either (a) a tender offer of exchange offer has been made for shares of the Common Stock, other than one made by the Corporation or Electromagnetic Sciences, Inc. ("EMS"), provided that the corporation, person or other entity making such offer purchases or otherwise acquires shares of Common Stock pursuant to such offer, or (b) any person or group (as such terms are defined in Section 13(d)(3) of the Act), other than EMS, becomes the holder of 50% or more of the outstanding shares of Common Stock. If either of the events specified in this paragraph have occurred, this Option shall be fully exercisable: (x) in the event of (a) above, during the period commencing on the date the tender offer or exchange offer is commenced and ending on the date such offer expires and is not extended; or (y) in the event of (b) above, during the 30-day period commencing on the date upon which the Corporation is provided a copy of a Schedule 13D or amendment thereto filed pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder, indicating that any person or group has become the holder of 50% or more of the outstanding shares of Common Stock. In the case of (a) above, if the corporation, person or other entity making the offer does not purchase or otherwise acquire shares of Common Stock pursuant to such offer, then the Director's right under this paragraph to exercise this Option shall terminate, the Director and the Corporation shall rescind any exercise of this Option pursuant to this paragraph, and this Option shall be reinstated as if such exercise had not occurred.

     3.   Purchase Price.     The price per share to be paid by
the Director for the shares subject to this Option shall be Thirteen and 75/100 Dollars ($13.75).

     4.   Exercise Terms.     Beginning on the dates specified
above, and prior to the expiration of this Option as provided in
Section 2 hereof, the Director may exercise this Option as to all such number of shares, or as to any part thereof, at any time and from time to time during the remaining term of this Option; provided that the Director must exercise this Option for at least the lesser of 100 shares or the unexercised portion of this Option. In the event this Option is not exercised with respect to all or any part of the shares subject to this Option prior to its expiration, the shares with respect to which this Option was not exercised shall no longer be subject to this Option.

     5. Option Non-Transferable. This Option and all rights hereunder are neither assignable nor transferable by the Director otherwise than by will or under the laws of descent and distribution, and during the Director's lifetime this Option is exercisable only by him (or by his guardian or legal representative, should one be appointed). More particularly (but without limiting the generality of the foregoing), this Option may not be assigned, transferred (except as aforesaid), pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of this Option contrary to the provisions hereof shall be null and void and without legal effect.

     6. Notice of Exercise of Option. This Option may be exercised by the Director, or by his administrator, executor, personal representative or qualified transferee, by a written notice (in substantially the form of the "Notice of Exercise" attached hereto as Exhibit A) signed by the Director, or by such administrator, executor, personal representative or qualified transferee, and delivered to the Corporation at its principal office in Norcross, Georgia, to the attention of the Chief Executive Officer, Treasurer, or such other officer as the Corporation may designate. Any such notice shall (a) specify the number of shares of Common Stock which the Director or such administrator, executor, personal representative or qualified transferee, as the case may be, then elects to purchase hereunder, and (b) and accompanied by (i) a certified or cashier's check payable to the Corporation, or personal check acceptable to the Corporation, in payment of the total price applicable to such shares as provided herein, or (ii) (subject to any restrictions referred to in Exhibit A) shares of the Common Stock, owned by him or her and duly endorsed or accompanied by stock transfer powers, having a Fair Market Value equal to the total purchase price applicable to such shares purchased hereunder, or (iii) such a check, and the number of such shares whose Fair Market Value when added to the amount of the check equals the total purchase price applicable to such shares purchased hereunder. Such notice shall also be accompanied by such a check or shares of Common Stock in payment of applicable withholding and employment taxes, or the person exercising this Option shall authorize the withholding of shares of Common Stock otherwise issuable under this Option in payment of such taxes, all as set forth on Exhibit A and subject to any restrictions referred to therein. Upon receipt of any such notice and accompanying payments, and subject to the terms hereof, the Corporation agrees to cause to be issued to the Director or to his administrator, executor, personal representative or qualified transferee, as the case may be, stock certificates for the number of shares specified in such notice registered in the name of the person exercising this Option.

     7. Adjustment in Option. If prior to the complete exercise of this Option, there shall be a change in the outstanding Common Stock by reason of one or more stock splits, stock dividends, combinations or exchanges of shares, recapitalizations or similar capital adjustments, the number, kind and option price of the shares remaining subject to this Option shall be equitably adjusted in accordance with the terms of the Plan, so that the proportionate interest in the Corporation represented by the shares then subject to the Option shall be the same as before the occurrence of such events.

     8. Termination as a Director. If the Director for any reason ceases to be a member of the Board of Directors of the Corporation (such event being hereinafter referred to as a "Termination"), then:

     (a) To the extent this Option shall have become exercisable on or prior to the date of Termination, it shall remain exercisable until the Expiration Date; and

     (b) Any portion of this Option that had not become exercisable on or prior to the date of Termination shall immediately terminate and shall not thereafter become exercisable.

     This Option does not confer upon the Director any right with respect to continuance as a member of the Board of Directors of the Corporation.

     9. Binding Agreement. This Agreement shall be binding upon the parties hereto and their representatives, successors and assigns.

     IN WITNESS WHEREOF, the Corporation has caused this Stock Option Agreement to be executed on behalf of the Corporation and the Corporation's seal to be affixed hereto and attested by the Secretary of the Corporation, and the Director has executed this Agreement under his seal, all as of the day and year first above written.

                             LXE INC.

[CORPORATE SEAL]

ATTEST:                      BY:        /s/
                                -----------------------------
                                Chief Executive Officer

         /s/
------------------------        DIRECTOR:
Secretary
                                       /s/
                                -------------------------(SEAL)
                                Francis X. Standard




                                                        EXHIBIT A

                        LXE INC.
                1989 STOCK INCENTIVE PLAN

                   NOTICE OF EXERCISE
                    OF STOCK OPTION

     The undersigned hereby notifies LXE Inc. (the "Corporation") of his election to exercise his option to purchase [BLANK] shares of the Corporation's common stock, $.01 par value (the Common Stock"), pursuant to that Stock Option Agreement (the "Agreement") between the undersigned and the Corporation dated July 26, 1991. Accompanying this Notice is (1) a certified or a cashier's check (or other check acceptable to the Corporation) in the amount of $[BLANK] payable to the Corporation, and/or (2) (subject to such restrictions as may be determined to be necessary or appropriate to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations) [BLANK] shares of the common Stock presently owned by the undersigned and duly endorsed or accompanied by stock transfer powers, having an aggregate Fair Market Value (as defined in the LXE Inc. 1989 Stock Incentive Plan) on the date hereof of $[BLANK], such amount being equal, in the aggregate, to the purchase price per share set forth in Section 3 of the Agreement multiplied by the number of shares being hereby purchased (in each instance subject to appropriate adjustment pursuant to Section 7 of the Agreement).

     Also accompanying this Notice is my check in the amount of $[BLANK], in payment of federal and state income withholding and employment taxes applicable to this exercise. The amount of such payment is based on advice received from appropriate officials of the Corporation responsible for the administration of its payroll and employment tax obligations. Alternatively, or in addition, and subject to such restrictions as may be determined to be necessary or appropriate to comply with Rule 16b-3 under the Securities Exchange Act of 1934, or to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations, in full or partial payment of such taxes:

     (1) I deliver herewith an additional [BLANK] shares of the Common Stock presently owned by me, having an aggregate Fair
     Market Value on the date hereof of $[BLANK]; and/or

     (2) I hereby authorize the Corporation to withhold, from the shares of Common Stock otherwise issuable to me pursuant to this exercise, [BLANK] such shares having an aggregate
     Fair Market Value on the date hereof of $[BLANK].

The sum of (i) any such check plus (ii) the Fair Market Value on the date hereof of any shares of Common Stock specified in the foregoing clauses (1) and (2) is not less than the amount of federal and state withholding and employment taxes applicable to this exercise, and is not greater than the total of all federal and state income and employment taxes to be owed by me as a result of such exercise.

     IN WITNESS WHEREOF, the undersigned has set his hand and seal, this [BLANK] date of [BLANK], 199[BLANK].

                    DIRECTOR OR HIS ADMINISTRATOR, EXECUTOR, OR
                    PERSONAL REPRESENTATIVE



                    -------------------------------------------




                                                       EXHIBIT 5
4/24/92 - - New Directors

                             LXE Inc.
                    1989 Stock Incentive Plan
                      Stock Option Agreement

     THIS STOCK OPTION AGREEMENT, entered into as of the 24th day of April, 1992 (the "Date of Grant"), by and between LXE Inc., a
Georgia corporation (hereinafter referred to as the "Corporation"), and William F. Evans (hereinafter referred to as the "Director").

                        W I T N E S S E T H
                        - - - - - - - - - -

     WHEREAS, the Board of Directors (the "Board") of the Corporation has adopted a stock incentive plan for directors, officers and employees of the Corporation or its subsidiary corporations, which Plan, as amended, is known as the "LXE Inc. 1989 Stock Incentive Plan" (hereinafter referred to as the "Plan");

     WHEREAS, on the Date of Grant the Director has been elected to serve as a member of the Board, to whom the Corporation's success is closely tied, and has agreed to so serve; and

     WHEREAS, the Plan provides for the automatic grant, to each new director who is not an employee of the Company or of any parent or subsidiary of the Company, of a stock option to purchase shares of the Corporation's common stock as hereinafter set forth, and the Corporation and the Director desire to enter into a written agreement with respect to such option in accordance with the Plan.

     NOW THEREFORE, as an incentive and to encourage stock ownership, and in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

     1. Incorporation of Plan. This option is granted pursuant to the provisions of the Plan and the terms and definitions of the Plan, as it may be amended from time to time, are incorporated herein by reference in this Stock Option Agreement and made a part hereof. A copy of the Plan has been delivered to, and receipt is hereby acknowledged by, the Director.

     2. Grant of Option. Subject to the terms, restrictions, limitations and conditions stated herein, the Corporation hereby evidences its grant to the Director of the right and option (hereinafter referred to as the "Option") to purchase all or any part of an aggregate of Ten Thousand (10,000) shares of the Corporation's $.01 par value common stock (the "Common Stock") beginning as follows:

          First Date               Number of
          Exercisable              Shares
          -----------              ---------

          October 24, 1992          3,333
          October 24, 1993          3,333
          October 24, 1994          3,334

This option shall expire and is not exercisable after 5:00 p.m., Atlanta time, on April 24, 1998 (the "Expiration Date"). This option is not an incentive stock option as defined and contemplated in Section 422 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

     Notwithstanding the beginning date or dates for exercise set forth in the preceding paragraph of this Section, but subject to the provisions of such paragraph with respect to expiration of this Option, this Option may be exercised as to all or any portion of the full number of shares subject thereto if the Corporation is registered under the Securities Exchange Act of 1934, as amended (the "Act"), and either (a) a tender offer of exchange offer has been made for shares of the Common Stock, other than one made by the Corporation or Electromagnetic Sciences, Inc. ("EMS"), provided that the corporation, person or other entity making such offer purchases or otherwise acquires shares of Common Stock pursuant to such offer, or (b) any person or group (as such terms are defined in Section 13(d)(3) of the Act), other than EMS, becomes the holder of 50% or more of the outstanding shares of Common Stock. If either of the events specified in this paragraph have occurred, this Option shall be fully exercisable: (x) in the event of (a) above, during the period commencing on the date the tender offer or exchange offer is commenced and ending on the date such offer expires and is not extended; or (y) in the event of (b) above, during the 30-day period commencing on the date upon which the Corporation is provided a copy of a Schedule 13D or amendment thereto filed pursuant to Section 13(d) of the Act and the rules and regulations promulgated thereunder, indicating that any person or group has become the holder of 50% or more of the outstanding shares of Common Stock. In the case of (a) above, if the corporation, person or other entity making the offer does not purchase or otherwise acquire shares of Common Stock pursuant to such offer, then the Director's right under this paragraph to exercise this Option shall terminate, the Director and the Corporation shall rescind any exercise of this Option pursuant to this paragraph, and this Option shall be reinstated as if such exercise had not occurred.

     3.   Purchase Price.     The price per share to be paid by
the Director for the shares subject to this Option shall be Fifteen and 25/100 Dollars ($15.25).

     4.   Exercise Terms.     Beginning on the dates specified
above, and prior to the expiration of this Option as provided in
Section 2 hereof, the Director may exercise this Option as to all such number of shares, or as to any part thereof, at any time and from time to time during the remaining term of this Option; provided that the Director must exercise this Option for at least the lesser of 100 shares or the unexercised portion of this Option. In the event this Option is not exercised with respect to all or any part of the shares subject to this Option prior to its expiration, the shares with respect to which this Option was not exercised shall no longer be subject to this Option.

     5. Option Non-Transferable. This Option and all rights hereunder are neither assignable nor transferable by the Director otherwise than by will or under the laws of descent and distribution, or pursuant to a Qualified Domestic Relations Order, and during the Director's lifetime this Option is exercisable only by him (or by his guardian or legal representative, should one be appointed, or qualified transferee). More particularly (but without limiting the generality of the foregoing), this Option may not be assigned, transferred (except as aforesaid), pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of this Option contrary to the provisions hereof shall be null and void and without legal effect.

     6. Notice of Exercise of Option. This Option may be exercised by the Director, or by his administrator, executor, personal representative or qualified transferee, by a written notice (in substantially the form of the "Notice of Exercise" attached hereto as Exhibit A) signed by the Director, or by such administrator, executor, personal representative or qualified transferee, and delivered to the Corporation at its principal office in Norcross, Georgia, to the attention of the Chief Executive Officer, Treasurer, or such other officer as the Corporation may designate. Any such notice shall (a) specify the number of shares of Common Stock which the Director or such administrator, executor, personal representative or qualified transferee, as the case may be, then elects to purchase hereunder, and (b) and accompanied by (i) a certified or cashier's check payable to the Corporation, or personal check acceptable to the Corporation, in payment of the total price applicable to such shares as provided herein, or (ii) (subject to any restrictions referred to in Exhibit A) shares of the Common Stock, owned by him or her and duly endorsed or accompanied by stock transfer powers, having a Fair Market Value equal to the total purchase price applicable to such shares purchased hereunder, or (iii) such a check, and the number of such shares whose Fair Market Value when added to the amount of the check equals the total purchase price applicable to such shares purchased hereunder. Such notice shall also be accompanied by such a check or shares of Common Stock in payment of applicable withholding and employment taxes, or the person exercising this Option shall authorize the withholding of shares of Common Stock otherwise issuable under this Option in payment of such taxes, all as set forth on Exhibit A and subject to any restrictions referred to therein. Upon receipt of any such notice and accompanying payments, and subject to the terms hereof, the Corporation agrees to cause to be issued to the Director or to his administrator, executor, personal representative or qualified transferee, as the case may be, stock certificates for the number of shares specified in such notice registered in the name of the person exercising this Option.

     7. Adjustment in Option. If prior to the complete exercise of this Option, there shall be a change in the outstanding Common Stock by reason of one or more stock splits, stock dividends, combinations or exchanges of shares, recapitalizations or similar capital adjustments, the number, kind and option price of the shares remaining subject to this Option shall be equitably adjusted in accordance with the terms of the Plan, so that the proportionate interest in the Cororation represented by the shares then subject to the Option shall be the same as before the occurrence of such events.

     8. Termination as a Director. If the Director for any reason ceases to be a member of the Board of Directors of the Corporation (such event being hereinafter referred to as a "Termination"), then:

     (a) To the extent this Option shall have become exercisable on or prior to the date of Termination, it shall remain exercisable until the Expiration Date; and

     (b) Any portion of this Option that had not become exercisable on or prior to the date of Termination shall immediately terminate and shall not thereafter become exercisable.

     This Option does not confer upon the Director any right with respect to continuance as a member of the Board of Directors of the Corporation.

     9. Binding Agreement. This Agreement shall be binding upon the parties hereto and their respresentatives, successors and assigns.

     IN WITNESS WHEREOF, the Corporation has caused this Stock Option Agreement to be executed on behalf of the Corporation and the Corporation's seal to be affixed hereto and attested by the Secretary of the Corporation, and the Director has executed this Agreement under his seal, all as of the day and year first above written.

                             LXE INC.

[CORPORATE SEAL]

ATTEST:                      BY:        /s/
                                -----------------------------
                                Chief Executive Officer

         /s/
------------------------        DIRECTOR:
Secretary
                                       /s/
                                -------------------------(SEAL)
                                William F. Evans




                                                        EXHIBIT A

                        LXE INC.
                1989 STOCK INCENTIVE PLAN

                   NOTICE OF EXERCISE
                    OF STOCK OPTION

     The undersigned hereby notifies LXE Inc. (the "Corporation") of his election to exercise his option to purchase [BLANK] shares of the Corporation's common stock, $.01 par value (the Common Stock"), pursuant to that Stock Option Agreement (the "Agreement") between William F. Evans ("Director") and the Corporation dated April 24, 1992. Accompanying this Notice is (1) a certified or a cashier's check (or other check acceptable to the Corporation) in the amount of $[BLANK] payable to the Corporation, and/or (2) (subject to such restrictions as may be determined to be necessary or appropriate to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations) [BLANK] shares of the common Stock presently owned by the undersigned and duly endorsed or accompanied by stock tansfer powers, having an aggregate Fair Market Value (as defined in the LXE Inc. 1989 Stock Incentive
Plan) on the date hereof of $[BLANK], such amount being equal, in the aggregate, to the purcahse price per share set forth in
Section 3 of the Agreement multiplied by the number of shares being hereby purchased (in each instance subject to appropriate adjustment pursuant to Section 7 of the Agreement).

     Also accompanying this Notice is my check in the amount of $[BLANK], in payment of federal and state income withholding and employment taxes applicable to this exercise. The amount of such payment is based on advice received from appropriate officials of the Corporaiton responsible for the administration of its payroll and employment tax obligations. Alternatively, or in addition, and subject to such restrictions as may be determined to be necessary or appropriate to comply with Rule 16b-3 under the Securities Exchange Act of 1934, or to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations, in full or partial payment of such taxes:

     (1) I deliver herewith an additional [BLANK] shares of the Common Stock presently owned by me, having an aggregate Fair
     Market Value on the date hereof of $[BLANK]; and/or

     (2) I hereby authorize the Corporation to withhold, from the shares of Common Stock otherwise issuable to me pursuant to this exercise, [BLANK] such shares having an aggregate
     Fair Market Value on the date hereof of $[BLANK].

The sum of (i) any such check plus (ii) the Fair Market Value on the date hereof of any shares of Common Stock specified in the foregoing clauses (1) and (2) is not less than the amount of federal and state withholding and employment taxes applicable to this exercise, and is not greater than the total of all federal and state income and employment taxes to be owed by me as a result of such exercise.

     IN WITNESS WHEREOF, the undersigned has set his hand and seal, this [BLANK] date of [BLANK], 199[BLANK].

                    DIRECTOR OR HIS ADMINISTRATOR, EXECUTOR,
                    PERSONAL REPRESENTATIVE OR QUALIFIED
                    TRANSFEREE



                    -------------------------------------------




                                                        EXHIBIT 6

4/27/90

                  ELECTROMAGNETIC SCIENCES, INC.
                   OPTION AGREEMENT UNDER THE
                1986 DIRECTORS' STOCK OPTION PLAN

     THIS OPTION AGREEMENT, entered into as of the 26th day of April, 1991 (the "Date of Grant"), by and between ELECTROMAGNETIC SCIENCES, INC., a Georgia corporation (hereinafter referred to as the "Corporation), and William F. Evans (hereinafter referred to as the "Director").

                     W I T N E S S E T H
                     - - - - - - - - - -

     WHEREAS, the Board of Directors of the Corporation's predecessor adopted on January 31, 1986, and ratified on April 25, 1986, a stock option plan for its directors, known as the "Electromagnetic Sciences, Inc. 1986 Directors' Stock Option Plan" (hereinafter referred to as the "Plan"), which Plan was adopted by the Corporation pursuant to the merger of such predecessor with and into the Corporation effective July 3, 1989;

     WHEREAS, the Director on the Date of Grant has been elected for a reguluar term as a member of the Corporation's Board of Directors at an Annual Meeting of Shareholders, or adjournment thereof;

     WHEREAS, upon the Director's election, the Director has automatically been granted a stock option under the Plan to purchase the number of shares of the Corporation's common stock as hereinafter set forth, and the Corporation and the Director desire to enter into a written agreement with respect to such option in accordance with the Plan.

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

     1. Incorporation of Plan. This option is granted pursuant to the provisions of the Plan and the terms and definitions of the Plan are incorporated by reference in this Option Agreement and made a part hereof. A copy of the Plan has been delivered to, and receipt is hereby acknowledged by, the Director.

     2. Grant of Option. Subject to the terms, restrictions, limitations and conditions stated herein, the Corporation hereby evidences its grant to the Director of the right and option (hereinafter referred to as the "Option") to purchase all or any part of an aggregate of Seven Hundred Eighty-Two (782) shares of the Corporation's $.10 par value common stock the "Common Stock"). The Option shall expire and is not exercisable after 5:00 p.m., Atlanta, time, on the sixth anniversary of the Date of Grant. This Option is not intended to be, and shall not be construed or interpreted to be, an incentive stock option for federal income tax purposes.

     3. Purchase Price. The price per share to be paid by the Director for the shares subject to this Option shall be Eleven and 50/100 Dollars ($11.50), which price is equal to the Fair Market Value (as defined in the Plan)of a share of the Common Stock as of the Date of Grant.

     4. Exercise Terms. Beginning on the first anniversary of the Date of Grant and prior to the expiration of this Option as provided in paragraph 2 hereof, the Director may exercise this Option as to all such number of shares, or as to any part thereof, at any time and from time to time during the remaining term of this Option; provided that the Director must exercise the Option for at least the lesser of 25 shares or the unexercised portion of the Option. In the event this Option is not exercised with respect to all or any part of the shares subject to this Option prior to its expiration, the shares with respect to which this Option was not exercised shall no longer be subject to this Option.

     5. Option Non-Transferable. This Option and all rights hereunder are neither assignable nor transferable, and may not be pledged or hypothecated in any way, by the Director otherwise than by will or under the laws of descent and distribution, and during the Director's lifetime this Option is exercisable only by him (or by his guardian or legal representative, should one be appointed). In the event of the Director's death, this Option may be exercised by his legatee(s) or other distributee(s) or by his personal representative. This Option shall not be subject to execution, attachment or similar process, and any attempted assignment, transfer, pledge, hypothecation or other disposition of this Option contrary to the provisions hereof shall be null and void and without legal effect.

     6. Notice of Exercise of Option. This Option may be exercised by a written notice (in substantially the form of the "Notice of Exercise" attached hereto as Exhibit A) signed by the director, or by such other person as is authorized to effect such exercise, and delivered or mailed to the Corporation at its principal office in Norcross, Georgia, to the attention of the President, Treasurer or such other officer as the Corporation may designate. Any such notice shall (a) specify the number of shares of Common Stock which such person then elects to purchase hereunder, and (b) be accompanied by (i) a check acceptable to the corporation in payment of the total price applicable to such shares as provided herein, or (ii) shares of Common Stock, owned by him and duly endorsed or accompanied by stock transfer powers, having a Fair Market Value equal to the total purchase price applicable to such shares purchased hereunder, or (iii) a check, and the number of such shares whose fair market value when added to the amount of the check equals the total purchase price applicable to such shares purchased hereunder. Such notice shall also be accompanied by the Director's check or shares of Common Stock in payment of applicable withholding and employment taxes, or Director shall authorize the whithholding of shares of Common Stock otherwise issuable under this Option in payment of such taxes, all as set forth on Exhibit A.

     Upon receipt of any such notice and accompanying payment, and subject to the terms hereof and Article VI of the Plan, the Corporation agrees to cause to be issued one or more stock certificates aggregating the number of shares specified in such notice registered in the name of the person exercising this Option.

     7. Antidilution. If, after the Date of Grant and prior to the complete exercise of this Option, there shall be a change in the outstanding Common Stock by reason of one or more stock splits, stock dividends, combinations or exchanges of shares, recapitalizations or similar capital adjustmens, the Board of Directors will, in accordance with the terms of the Plan, equitably adjust the number, kind and option price of the shares remaining subject to this Option so that the proportionate interest in the Corporation reprsented by the shares then subject to the Option shall be the same as before the occurrence of such event.

     In the event the Corproation is dissolved or liquidated or involved in any merger or combination in which the Corporation is not a surviving corporation, this option shall terminate, but the Director shall have the right, immediately prior to such dissolution, liquidation, merger or combination, to exercise this Option, in whole or in part, to the extent that it shall not have been exercised, without regard to the date on which this Option would otherwise become exercisable pursuant to paragraph 4.

     8. Termination as a Director. In the event of the termination of the Director as a member of the Board of Directors of the Corporation (other than for reasons of death or disability) prior to the earlier of the first anniversary of the Date of Grant, or the first Annual Meeting (or adjournment thereof) occurring after the Date of Grant of this Option at which the shareholders shall elect directors, this Option shall not hereafter become exercisable in whole or in part, and shall thereupon terminate.

     9. Binding Agreement. This Agreement shall be binding upon the parties hereto and their representatives, successors and assigns.

     IN WITNESS WHEREOF, the Board of Directors of the Corporation has caused this Option Agreement to be executed on behalf of the Corporation and the Corporation's seal to be affixed hereto and attested by an Assistant Secretary of the Corporation, and the Director has executed this Agreement under his seal, all as of the day and year first above written.

                              ELECTROMAGNETIC SCIENCES, INC.

[CORPORATE SEAL]

ATTEST:                       By:   /s/
                                 ----------------------------
                                  President

 /s/
-----------------------
Assistant Secretary           DIRECTOR

                                /s/
                              --------------------------(SEAL)





                                                        EXHIBIT A


                 ELECTROMAGNETIC SCIENCES, INC.
               1986 DIRECTORS' STOCK OPTION PLAN

                      NOTICE OF EXERCISE

     The undersigned hereby notifies Electromgnetic Sciences, Inc. (the "Corporation") of his election to exercise his option to purchase [BLANK] shares of the Corporation's common stock, $.10 par value (the "Common Stock"), pursuant to that Option Agreement between the undersigned and the Corporation dated April 26, 1991. Accompanying this Notice is (1) a check in the amount of $[BLANK] payable to the Corporation, and/or (2) [BLANK] shares of the Common Stock presently owned by the undersigned and duly endorsed or accompanied by stock transfer powers, having an aggregate Fair Market Value (as defined in the Electromagnetic Sciences, Inc. 1986 Directors' Stock Option Plan) as of the date hereof of $[BLANK], such amounts being equal, in the aggregate, to the purchase price per share set forth in paragraph 3 of said Agreement multiplied by the number of shares being hereby purchased (in each instance subject to appropriate adjustment pursuant to paragraph 7 of such Agreement).

     Also accompanying this Notice is my check in the amount of $[BLANK], in payment of federal and state income withholding and employment taxes applicable to this exercise. The amount of such payment is based on advice received from appropriate officials of the Corporation responsible for the administration of its payroll and employment tax obligations. Alternatively, or in addition, and subject to such restrictions as are determined to be necessary or appropriate to comply with Rule 16b-3 under the Securities Exchange Act of 1934, or to avoid earnings charges or other adverse consequences to the Corporation under applicable accounting or tax rules or regulations, in full or partial payment of such taxes:

     (1) I deliver herewith an additional [BLANK] shares of the Common Stock presently owned by me, having an aggregate Fair
Market Value as of the date hereof of $[BLANK]; and/or

     (2) I hereby authorize the Corporation to withhold, from the shares of Common Stock otherwise issuable to me pursuant to this exercise, [BLANK] such shares having an aggregate Fair Market
Value at the date hereof of $[BLANK].

     The sum of (i) any such check plus (ii) the Fair Market Value at the date hereof of any shares of Common Stock specified in the foregoing clauses (1) and (2) is not less than the amount of federal and state withholding and employment taxes applicable to this exercise, and is not greater than the total of all federal and state income and employment taxes to be owed by me as a result of such exercise.

     IN WITNESS WHEREOF, the undersigned has set his hand and seal, this [BLANK] day of [BLANK], 19[BLANK].

                         DIRECTOR OR HIS ADMINISTRATOR, EXECUTOR
                         OR PERSONAL REPRESENTATIVE



                         ----------------------------------------